Exhibit 99

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	FOR IMMEDIATE RELEASE December 18, 2006

Seabridge Drilling Expands Sulphurets Gold/Copper Deposit
Five Hole Program Intersects Down-dip and Southwestern Extensions

Toronto, Canada…Seabridge announced today that this summer’s core drilling campaign on the Sulphurets deposit successfully tested potential strike and depth extensions. Sulphurets is one of three known gold/copper deposits at Seabridge’s 100% owned Kerr-Sulphurets project located in British Columbia, Canada.

During 2006, Seabridge completed a 9,129 meter core drill program designed to expand the Kerr-Sulphurets project’s known mineral resources by testing for the extensions of the Sulphurets deposit and systematically drilling the promising new Mitchell gold zone identified in previous work.

The Sulphurets deposit was originally drilled by Granduc Mines in the early 1960s, followed by Esso Minerals and Lacana/Newhawk in the 80s and early 90s. Placer Dome undertook a delineation drilling program in 1992 which led to an historic mineral resource estimation in a zone measuring approximately 1,000 meters long by 200 meters wide which lies immediately below a well defined thrust fault. Seabridge completed five core holes this summer (totaling 1,623 meters) designed to (1) extend the strike of the Sulphurets deposit to the northeast toward the Icefields target identified by Falconbridge in 2005; (2) extend the Sulphurets deposit to the southwest toward the Canyon Zone previously drilled by Placer Dome; and (3) test for the down-dip extension of mineralization within the heart of the Sulphurets deposit.

Results from this year’s program at Sulphuret’s are as follows:

Drill Hole	Target	From (meters)	To (meters)	Intercept (meters)	Gold (gpt)	Copper (%)
S-06-01	NE Extension	146.0	160.0	14.0	0.52	0.20
S-06-02	NE Extension	No significant intersections
S-06-03	NE Extension	82.0 152.0	96.0 158.0	14.0 6.0	1.13 1.39	0.03 0.02
S-06-04	Down-dip Extension	190.0	308.0	118.0	0.82	0.54
S-06-05	SW Extension	12.0 102.0 162.0 218.0 250.0	78.0 128.0 184.0 228.0 282.0	66.0 26.0 22.0 10.0 32.0	0.72 1.00 0.91 0.79 0.59	0.04 0.09 0.08 0.05 0.02

All five holes were drilled from northwest to southeast at an incline ranging from minus 60 to minus 67 degrees. As the drill holes were designed to intersect mineralization perpendicular to the zone, true widths of these intercepts are believed to be close to those reported above.

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172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
Telephone: (416) 367-9292      Facsimile: (416) 367-2711

Seabridge CEO Rudi Fronk said that “these results are expected to expand the Sulphurtes resource and they also point to the potential for additional mineralization which we intend to pursue in future programs.”

Seabridge acquired a 100% interest in the 68.8 square kilometer Kerr-Sulphurets project from Placer Dome (CLA) Limited in June 2001. The project consisted of two deposits which were modelled separately by Placer Dome. Sulphurets is the collective name for at least four intrusive-centered gold-rich zones spanning approximately three kilometers of strike length. The mineral resource calculations made by Placer Dome for Sulphurets were confined to 1,000 meters of the three kilometer strike length. The Kerr deposit was modeled by Placer Dome as a copper-gold porphyry system. The following mineral resource estimates for these deposits, prepared and published by Placer Dome in 1993, pre-date National Instrument 43-101 and are considered historic estimates.

Kerr-Sulphurets Historic Mineral Resources

AA D Sulphurets (1) Kerr (2)	Indicated Resources					Inferred Resources
	Tonnes (000’s)	Gold Grade (g/T)	Gold Ounces (000’s)	Cu Grade (%)	Copper (Million Pounds)	Tonnes (000’s)	Gold Grade (g/T)	Gold Ounces (000’s)	Cu Grade (%)	Copper (Million Pounds)
	39,300 74,030	1.05 0.34	1,332 809	0.32 0.74	277 1,208	15,500 66,780	0.92 0.37	458 794	0.33 0.76	113 1,119
Total	113,330	0.59	2,141	0.59	1,485	82,280	0.47	1,252	0.68	1,232

(1)	Resources for Sulphurets deposit calculated at a 0.50 gram per tonne gold cut-off grade.
(2)	Resources for Kerr deposit calculated at a 0.40% copper cut-off grade.

Drilling this summer at the nearby Mitchell Zone has confirmed a third gold-copper deposit within the Kerr-Sulphurets project (see news releases dated November 7, 2006 and September 19, 2006). Following compilation of all drill results, a NI 43-101 Technical Report will be prepared for the Mitchell, Sulphurets and Kerr deposits which will include resource estimates.

Exploration activities at Kerr-Sulphurets were conducted by personnel from Xstrata Copper (following Xstrata’s acquisition of Falconbridge Limited) under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Initial analytical work for the 2006 drill program is being conducted by Eco-Tech Laboratories, located in Kamloops, British Columbia. Samples were prepared at Eco-Tech’s Stewart, BC prep facility and shipped by them to Kamloops for assay. An ongoing and rigorous quality control/quality assurance protocol is being used on this program including blank and reference standards in every batch of assays. Duplicate analyses are being conducted on 10% of the samples at the ALS Chemex Vancouver laboratory.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

    ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •   Fax: (416) 367-2711
Visit our website at www.seabridgegold.net   Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.